UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934

(Amendment No. 4)*

SandRidge Energy, Inc.

(Name of Issuer)
Common Stock, $0.001 par value

(Title of Class of Securities)
80007P869

(CUSIP Number)

December 31, 2019
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒ Rule 13d-1(b)

☐ Rule 13d-1(c)

☐ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 80007P869	SCHEDULE 13G/A	Page 2 of 13 Pages

1		NAME OF REPORTING PERSONS Guggenheim Capital, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 2,109,062
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 2,109,062
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,109,062
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.90%
12		TYPE OF REPORTING PERSON HC

CUSIP No. 80007P869	SCHEDULE 13G/A	Page 3 of 13 Pages

1		NAME OF REPORTING PERSONS Guggenheim Partners, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 2,109,062
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 2,109,062
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,109,062
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.90%
12		TYPE OF REPORTING PERSON HC

CUSIP No. 80007P869	SCHEDULE 13G/A	Page 4 of 13 Pages

1		NAME OF REPORTING PERSONS GI Holdco II LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 2,101,494
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 2,101,494
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,101,494
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.87%
12		TYPE OF REPORTING PERSON HC

CUSIP No. 80007P869	SCHEDULE 13G/A	Page 5 of 13 Pages

1		NAME OF REPORTING PERSONS GI Holdco LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 2,101,494
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 2,101,494
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,101,494
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.87%
12		TYPE OF REPORTING PERSON HC

CUSIP No. 80007P869	SCHEDULE 13G/A	Page 6 of 13 Pages

1		NAME OF REPORTING PERSONS Guggenheim Partners Investment Management Holdings, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 2,101,494
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 2,101,494
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,101,494
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.87%
12		TYPE OF REPORTING PERSON HC

CUSIP No. 80007P869	SCHEDULE 13G/A	Page 7 of 13 Pages

1		NAME OF REPORTING PERSONS Guggenheim Partners Investment Management, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 2,035,193
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 2,035,193
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,035,193
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.69%
12		TYPE OF REPORTING PERSON IA

CUSIP No. 80007P869	SCHEDULE 13G/A	Page 8 of 13 Pages

Item 1.	(a) Name of Issuer:

SandRidge Energy, Inc.

(b) Address of Issuer’s Principal Executive Offices:

123 Robert S. Kerr Avenue, Oklahoma City, OK 73102-6406

Item 2.	(a) Name of Person Filing:

This Statement is jointly filed by Guggenheim Capital, LLC, Guggenheim Partners, LLC, GI Holdco II LLC, GI Holdco LLC, Guggenheim Partners Investment Management Holdings, LLC, and Guggenheim Partners Investment Management, LLC ("GPIM"). This Statement relates to the shares of Common Stock, par value $0.001 per share (the "Shares"), of the Issuer, beneficially owned directly by GPIM, a Delaware limited liability company, and other subsidiaries of Guggenheim Capital, LLC (the "Subsidiaries"). Guggenheim Capital, LLC is the majority owner of Guggenheim Partners, LLC, GI Holdco II LLC, GI Holdco LLC, Guggenheim Partners Investment Management Holdings, LLC and GPIM. GPIM is a registered investment adviser under Section 203 of the Investment Advisers Act of 1940. As a result of its role as investment adviser, GPIM may be deemed to be the beneficial owner of certain of the Shares of the Issuer reported herein for purposes of §13(d) and 13(g) of the Securities Exchange Act of 1934.

(b) Address of Principal Business Office, or, if none, Residence:

Guggenheim Capital, LLC: 227 West Monroe Street, Chicago, IL 60606

Guggenheim Partners, LLC: 227 West Monroe Street, Chicago, IL 60606

GI Holdco II LLC: 330 Madison Avenue, New York, NY 10017

GI Holdco LLC: 330 Madison Avenue, New York, NY 10017

Guggenheim Partners Investment Management Holdings, LLC: 330 Madison Avenue, New York, NY 10017

Guggenheim Partners Investment Management, LLC: 100 Wilshire Boulevard, 5th Floor, Santa Monica, CA 90401

(c) Citizenship:

Guggenheim Capital, LLC is a Delaware limited liability company.

Guggenheim Partners, LLC is a Delaware limited liability company.

GI Holdco II LLC is a Delaware limited liability company.

GI Holdco LLC is a Delaware limited liability company.

Guggenheim Partners Investment Management Holdings, LLC is a Delaware limited liability company.

Guggenheim Partners Investment Management, LLC is a Delaware limited liability company.

(d) Title of Class of Securities:

Common Stock, $0.001 par value

(e) CUSIP Number:

80007P869

CUSIP No. 80007P869	SCHEDULE 13G/A	Page 9 of 13 Pages

Item 3. If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	☒	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E).

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F).

(g)	☒	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G).

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).

(j)	☐	A non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J).

(k)	☐	A group, in accordance with §240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J), please specify the type of institution:

CUSIP No. 80007P869	SCHEDULE 13G/A	Page 10 of 13 Pages

Item 4. Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a) Amount beneficially owned:

As of December 31, 2019, GPIM may be deemed the direct beneficial owner of 2,035,193 Shares, which amount includes (i) 4,003 Shares obtainable upon exercise of Series A Warrants and (ii) 1,685 Shares obtainable upon exercise of Series B Warrants.

As of December 31, 2019, each of GI Holdco II LLC, GI Holdco LLC and Guggenheim Partners Investment Management Holdings, LLC may be deemed the indirect beneficial owner of 2,101,494 Shares, which amount includes: (i) the 2,035,193 Shares directly beneficially owned by GPIM; (ii) 73,869 Shares held by a Subsidiary; (iii) 488 Shares obtainable upon exercise of Series A Warrants held by a Subsidiary; and (iv) 205 Shares obtainable upon exercise of Series B Warrants held by a Subsidiary.

As of December 31, 2019, each of Guggenheim Capital, LLC and Guggenheim Partners, LLC may be deemed the indirect beneficial owner of 2,109,062 Shares, which amount includes (i) the 2,101,494 Shares indirectly beneficially owned by GI Holdco II LLC, GI Holdco LLC and Guggenheim Partners Investment Management Holdings, LLC and (ii) 7,568 Shares held by another Subsidiary.

(b) Percent of class:

Each of Guggenheim Capital, LLC and Guggenheim Partners, LLC may be deemed to beneficially own approximately 5.90% of the outstanding Shares, each of GI Holdco II LLC, GI Holdco LLC and Guggenheim Partners Investment Management Holdings, LLC may be deemed to beneficially own approximately 5.87% of the outstanding Shares and GPIM may be deemed to beneficially own approximately 5.69% of the outstanding Shares. Calculations of the percentage of Shares beneficially owned is based on the sum of (i) a total of 35,774,611 Shares outstanding as of October 31, 2019 as reported in the Company's Form 10-Q filed with the Securities and Exchange Commission on November 12, 2019, and (ii) the number of Shares underlying Convertible Warrants that may be deemed to be beneficially owned by the Reporting Persons, as applicable.

(c) Number of shares as to which the person has:

Guggenheim Capital, LLC, Guggenheim Partners, LLC

(i) Sole power to vote or direct the vote: 0

(ii) Shared power to vote or to direct the vote: 2,109,062

(iii) Sole power to dispose or direct the disposition of: 0

(iv) Shared power to dispose or direct the disposition of: 2,109,062

GI Holdco II LLC, GI Holdco LLC, Guggenheim Partners Investment Management Holdings, LLC

(i) Sole power to vote or to direct the vote: 0

(ii) Shared power to vote or to direct the vote: 2,101,494

(iii) Sole power to dispose or to direct the disposition of: 0

(iv) Shared power to dispose or to direct the disposition of: 2,101,494

GPIM

(i) Sole power to vote or to direct the vote: 0

(ii) Shared power to vote or to direct the vote: 2,035,193

(iii) Sole power to dispose or to direct the disposition of: 0

(iv) Shared power to dispose or to direct the disposition of: 2,035,193

CUSIP No. 80007P869	SCHEDULE 13G/A	Page 11 of 13 Pages

Item 5. Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following ☐.

Item 6. Ownership of More Than Five Percent on Behalf of Another Person

See disclosure in Item 2 hereof.

Item 7. Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company or Control Person

See disclosure in Item 2 hereof.

Item 8. Identification and Classification of Members of the Group

Not Applicable.

Item 9. Notice of Dissolution of Group

Not Applicable.

Item 10. Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 80007P869	SCHEDULE 13G/A	Page 12 of 13 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2020

Guggenheim Capital, LLC

By:	/s/ Robert A. Saperstein
	Name:	Robert A. Saperstein
	Title:	Authorized Signatory

Guggenheim Partners, LLC
By: Guggenheim Capital, LLC, parent company

By:	/s/ Robert A. Saperstein
	Name:	Robert A. Saperstein
	Title:	Senior Managing Director, Authorized Signatory

GI Holdco II LLC
By: Guggenheim Capital, LLC, parent company

By:	/s/ Robert A. Saperstein
	Name:	Robert A. Saperstein
	Title:	Authorized Signatory

GI Holdco LLC
By: Guggenheim Capital, LLC, parent company

By:	/s/ Robert A. Saperstein
	Name:	Robert A. Saperstein
	Title:	Authorized Signatory

Guggenheim Partners Investment Management Holdings, LLC
By: Guggenheim Capital, LLC, parent company

By:	/s/ Robert A. Saperstein
	Name:	Robert A. Saperstein
	Title:	Authorized Signatory

Guggenheim Partners Investment Management, LLC
By: Guggenheim Capital, LLC, parent company

By:	/s/ Robert A. Saperstein
	Name:	Robert A. Saperstein
	Title:	Authorized Signatory

CUSIP No. 80007P869	SCHEDULE 13G/A	Page 13 of 13 Pages

JOINT FILING AGREEMENT

The undersigned hereby agree that the statement on Schedule 13G/A with respect to the Shares of SandRidge Energy, Inc., dated as of December 31, 2019 is, and any amendments thereto (including amendments on Schedule 13D) signed by each of the undersigned shall be, filed on behalf of each of us pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended.

Dated: February 14, 2020

Guggenheim Capital, LLC

By:	/s/ Robert A. Saperstein
	Name:	Robert A. Saperstein
	Title:	Authorized Signatory

Guggenheim Partners, LLC
By: Guggenheim Capital, LLC, parent company

By:	/s/ Robert A. Saperstein
	Name:	Robert A. Saperstein
	Title:	Senior Managing Director, Authorized Signatory

GI Holdco II LLC
By: Guggenheim Capital, LLC, parent company

By:	/s/ Robert A. Saperstein
	Name:	Robert A. Saperstein
	Title:	Authorized Signatory

GI Holdco LLC
By: Guggenheim Capital, LLC, parent company

By:	/s/ Robert A. Saperstein
	Name:	Robert A. Saperstein
	Title:	Authorized Signatory

Guggenheim Partners Investment Management Holdings, LLC
By: Guggenheim Capital, LLC, parent company

By:	/s/ Robert A. Saperstein
	Name:	Robert A. Saperstein
	Title:	Authorized Signatory

Guggenheim Partners Investment Management, LLC
By: Guggenheim Capital, LLC, parent company

By:	/s/ Robert A. Saperstein
	Name:	Robert A. Saperstein
	Title:	Authorized Signatory